Filed by Eastern Bankshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HarborOne Bancorp, Inc.

SEC File No.: 001-38955

Filer’s SEC File No.: 001-39610

Date: September 24, 2025

STOCK/CASH ELECTION FORM AND LETTER OF TRANSMITTAL

PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED AS OF APRIL 24, 2025

(“MERGER AGREEMENT”), BY AND AMONG EASTERN BANKSHARES, INC. (“EASTERN”),

EASTERN BANK, HARBORONE BANCORP, INC. (“HARBORONE”), AND HARBORONE BANK,

PURSUANT TO WHICH HARBORONE BANCORP, INC. WILL MERGE WITH AND INTO EASTERN

BANKSHARES, INC. (THE “MERGER”).

Name(s) and Addresses of Registered Holder(s) (If there is any error in the name or address shown below, please make the necessary corrections)	Certificate Number(s)/Security Listing Number(s)	Number of Shares

(If additional space is needed, attach a signed schedule to this document)	TOTAL SHARES

[ ] If any certificate(s) representing shares of HarborOne Bancorp, Inc. stock that you own have been lost or destroyed, check this box and see Instruction 7. Please fill out the remainder of this Letter of Transmittal and indicate here the number of shares of stock represented by the lost or destroyed certificates: _________ (Number of Shares)

THE INSTRUCTIONS ACCOMPANYING THIS STOCK/CASH ELECTION FORM AND LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS STOCK/CASH ELECTION FORM AND LETTER OF TRANSMITTAL IS COMPLETED.

FAILURE TO COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED IN THIS STOCK/CASH ELECTION FORM AND LETTER OF TRANSMITTAL MAY SUBJECT YOU TO BACKUP WITHHOLDING.

PLEASE COMPLETE, SIGN AND MAIL OR DELIVER THIS STOCK/CASH ELECTION FORM AND LETTER OF TRANSMITTAL, TOGETHER WITH THE CERTIFICATE(S) REPRESENTING YOUR SHARES OF HARBORONE BANCORP, INC. COMMON STOCK IN THE ENCLOSED ENVELOPE TO THE EXCHANGE AGENT:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By Hand or Overnight Delivery:

Continental Stock Transfer & Trust Company

1 State Street – 30th Floor

New York, New York 10004

Attn: Corporate Actions Department

If you have questions or need assistance, please contact the Information Agent appointed by Eastern, Innisfree M&A Incorporated, via telephone at (877) 800-5182.

EASTERN AND HARBORONE WILL PUBLICLY ANNOUNCE THE ANTICIPATED ELECTION DEADLINE. AT THIS TIME, EASTERN AND HARBORONE ANTICIPATE THAT THE ELECTION DEADLINE WILL BE 5:00 P.M., EASTERN TIME, ON OCTOBER 28, 2025. THIS STOCK/CASH ELECTION FORM AND LETTER OF TRANSMITTAL MUST BE COMPLETED, SIGNED AND RECEIVED BY THE EXCHANGE AGENT, ALONG WITH YOUR STOCK CERTIFICATE(S), NO LATER THAN THIS TIME.

Subject to the conditions and limitations set forth in the Merger Agreement, the undersigned hereby elects to receive the following as consideration for the undersigned’s shares of HarborOne Bancorp, Inc. common stock. Capitalized terms not defined in this Stock/Cash Election Form shall have the meanings set forth in the Merger Agreement.

(Please check one box only to indicate your election.)

☐	(1)	Stock Election – All shares of HarborOne Bancorp, Inc. common stock I own converted into the Stock Election Consideration.

☐	(2)	Cash Election – All shares of HarborOne Bancorp, Inc. common stock I own converted into the Cash Election Consideration.

☐	(3)	Mixed Election – A combination of stock and cash as follows:

		shares of HarborOne Bancorp, Inc. common stock converted into the Stock Election Consideration; and

		shares of HarborOne Bancorp, Inc. common stock converted into the Cash Election Consideration.

		Total (cannot exceed the total number of HarborOne Bancorp, Inc. shares you own of record)

☐	(4)	Non-Election – Your HarborOne Bancorp, Inc. shares will be deemed No Election Shares if:

		• You check this box, thereby indicating that you have no preference as to the form of merger consideration that you will receive;

		• No choice is indicated above under (1), (2) or (3);

		• More than one choice is indicated above under (1), (2) and (3);

		• You fail to follow the instructions on this Stock/Cash Election Form and Letter of Transmittal or otherwise fail properly to make an election; or

•

A completed Stock/Cash Election Form and Letter of Transmittal (including submission of your HarborOne Bancorp, Inc. common stock certificate(s)) is not actually received by the Exchange Agent (as defined below) by the Election Deadline.

If your HarborOne Bancorp, Inc. shares are deemed No Election Shares, you will receive the Stock Election Consideration and/or the Cash Election Consideration as determined pursuant to the allocation provisions of the Merger Agreement without regard to your preferences.

The undersigned represents that the undersigned has full authority to surrender without restriction the certificate(s) representing shares of HarborOne Bancorp, Inc. common stock for exchange. Please evidence the shares of Eastern Bankshares, Inc. common stock in book entry form and/or the check for cash in lieu of a fractional share interest or the Cash Election Consideration in the name shown above to the above address unless instructions are given under “Special Issuance/Payment Instructions” and/or” Special Delivery Instructions” below.

YOU MUST SIGN BELOW

* SIGNATURE(S) REQUIRED * Signature(s) of Registered Holder(s) or Agent	SIGNATURE(S) GUARANTEED (IF REQUIRED) SEE INSTRUCTION 12.

Must be signed by the registered holder(s) EXACTLY as name(s) appears on stock certificate(s)/security listing(s). If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer for a corporation acting in a fiduciary or representative capacity, or other person, please set forth full title. (SEE INSTRUCTIONS 11 AND 12.)	Unless the shares are tendered by the registered holder(s) of the common stock, or for the account of a member of a Signature Guarantee Program, Stock Exchange Medallion Program or New York Stock Exchange Medallion Signature Program, your signature(s) must be guaranteed by an Eligible Institution. (SEE INSTRUCTION 12.)

Registered Holder	Authorized Signature

Registered Holder	Name of Firm

Telephone number

Email address	Address of Firm (Please Print)

Title, if any

Date:	Date:

SPECIAL ISSUANCE/PAYMENT INSTRUCTIONS	SPECIAL DELIVERY INSTRUCTIONS

Complete ONLY if the evidence of shares of Eastern Bankshares, Inc. common stock in book entry form and/or check is to be issued in a name that differs from the name on the surrendered certificate(s).	Complete ONLY if the evidence of shares of Eastern Bankshares, Inc. common stock in book entry form and/or check is to be sent to an address other than the address reflected above.

Issue to:

Mail to:

Name
Address	Name
Address

(Please also complete Substitute Form W-9 on page 6 AND see instructions regarding signature guarantee. SEE INSTRUCTIONS 12, 13 and 14)	(SEE INSTRUCTION 13.)

PLEASE ALSO SIGN AND PROVIDE YOUR TAX ID NUMBER IN SUBSTITUTE FORM W-9 ON PAGE 4 OF THIS DOCUMENT.

AS A RESULT OF COMPLETING AND SIGNING THIS STOCK/CASH ELECTION FORM AND LETTER OF TRANSMITTAL IN ACCORDANCE WITH THE INSTRUCTIONS, YOU WILL NOT NEED TO SIGN THE BACK OF YOUR HARBORONE BANCORP, INC. STOCK CERTIFICATE(S).

IMPORTANT TAX INFORMATION

Under United States federal income tax law, a non-exempt shareholder of HarborOne Bancorp, Inc. is required to provide the Exchange Agent for the merger, Continental Stock Transfer & Trust Company, with such shareholder’s correct Taxpayer Identification Number (TIN) on the Substitute Form W-9 below. You must provide your TIN and complete the Substitute Form W-9 below regardless of the form of merger consideration you elect. If the certificate(s) are in more than one name or are not in the name of the actual owner, consult the enclosed Substitute Form W-9 guidelines for additional guidance on which number to report. FAILURE TO PROVIDE THE INFORMATION ON THE FORM MAY SUBJECT THE SURRENDERING SHAREHOLDER TO 28% FEDERAL INCOME TAX WITHHOLDING ON THE PAYMENT OF ANY CASH. If the Exchange Agent is not provided with a TIN before payment is made, the Exchange Agent will withhold 28% on all payments to such surrendering shareholders of any cash due for their HarborOne Bancorp, Inc. shares. Please review the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional details on which TIN to give the Exchange Agent.

PAYER’S NAME:	Continental Stock Transfer & Trust Company

SUBSTITUTE FORM W-9	Part 1 – PLEASE PROVIDE YOUR TIN ON THE LINE AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.			TIN Social Security Number or Employer Identification Number

Department of the Treasury Internal Revenue Service	Name (Please Print)

	Address			Part 2 – For Payers (i.e., corporations and certain foreign individuals) exempt from backup withholding, please write “exempt”

	City	State	Zip

Code

Payer’s Request for Taxpayer Identification Number (“TIN”) and Certification	Part 3 – CERTIFICATION. UNDER PENALTIES OF PERJURY, I CERTIFY THAT (1) the number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), (2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the “IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends or (c) the IRS has notified me that I am no longer subject to backup withholding, (3) I am a U.S. citizen or other U.S. person, and (4) all other information provided on this form is true, correct and complete.

	SIGNATURE			DATE

You must cross out clause (2) in the immediately preceding paragraph if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out clause (2).

INSTRUCTIONS

(Please read carefully the instructions below)

If you have any questions, please contact the Information Agent appointed by Eastern, Innisfree M&A Incorporated, via telephone at (877) 800-5182.

1. ELECTION DEADLINE: For any election contained herein to be considered, this Stock/Cash Election Form and Letter of Transmittal, properly completed and signed, together with the related HarborOne Bancorp, Inc. common stock certificate(s), MUST BE RECEIVED BY THE EXCHANGE AGENT AT THE ADDRESS ON THE FRONT OF THIS STOCK/CASH ELECTION FORM AND LETTER OF TRANSMITTAL NO LATER THAN 5:00 P.M., EASTERN TIME, ON OCTOBER 28, 2025. Eastern Bankshares, Inc. has the discretion, which it may delegate to Continental Stock Transfer & Trust Company (the “Exchange Agent”), to determine whether any Stock/Cash Election Form and Letter of Transmittal is received on a timely basis and whether a Stock/Cash Election Form and Letter of Transmittal has been properly completed.

2. DESCRIPTION OF SHARES: Insert in the box at the top of this Stock/Cash Election Form and Letter of Transmittal the certificate number(s)/security listing number(s) of each certificate evidencing HarborOne Bancorp, Inc. common stock that you are surrendering herewith, the number of shares represented by each certificate, if any, and the name(s) and address(es) of the registered owners of such shares. If the space provided is insufficient, attach a separate sheet listing this information.

3 ELECTION OPTIONS: On page 2 of this Stock/Cash Election Form and Letter of Transmittal, you may indicate whether you would like to receive, in exchange for your shares of HarborOne Bancorp, Inc. common stock, the Stock Election Consideration, the Cash Election Consideration or a combination of the Stock Election Consideration and the Cash Election Consideration. Alternatively, you may indicate that you have no preference as to the form of merger consideration that you will receive. Mark only one selection. The Merger Agreement provides that no less than 75% and no more than 85% of the shares of HarborOne Bancorp, Inc. common stock outstanding immediately prior to the effective time of the merger will be exchanged for the Stock Election Consideration, with the remaining shares of HarborOne Bancorp, Inc. common stock outstanding as of the Merger exchanged for the Cash Election Consideration. Therefore, you might receive Eastern Bankshares, Inc. common stock and/or cash in an amount that is not consistent with your election, depending upon the aggregate election outcome. HarborOne Bancorp, Inc. shareholders who are deemed to have made a non-election may receive all cash, all stock or a mix of cash/stock consideration, depending upon the elections of other HarborOne Bancorp, Inc. shareholders.

4. NOMINEES: Any record holder of shares of HarborOne Bancorp, Inc. common stock who is a nominee may submit one or more Stock/Cash Election Forms and Letters of Transmittal indicating on the form or forms a combination of elections covering up to the aggregate number of shares of HarborOne Bancorp, Inc. common stock owned by such record holder. However, upon the request of Eastern Bankshares, Inc., such record holders will be required to certify to the satisfaction of Eastern Bankshares, Inc. that such record holder holds such shares of HarborOne Bancorp, Inc. common stock as nominee for the beneficial owners of such shares.

5. REVOCATION OR CHANGE OF STOCK/CASH ELECTION FORM: Any Stock/Cash Election Form and Letter of Transmittal may be revoked or changed by written notice from the person submitting such form to the Exchange Agent for the merger, but to be effective, such notice must be received by the Exchange Agent at or prior to the Election Deadline. Eastern Bankshares, Inc. will have the discretion, which it may delegate to the Exchange Agent, to determine whether any revocation or change is received on a timely basis and whether any such revocation or change has been properly made.

6. SURRENDER OF CERTIFICATE(S): For any election contained herein to be effective, this Stock/Cash Election Form and Letter of Transmittal must be accompanied by any certificate(s) evidencing your shares and any required accompanying evidence of authority (see Instruction 11).

7. LOST CERTIFICATE(S): If the certificate(s) that a registered holder (or transferee) wants to surrender has (have) been lost or destroyed, that holder should promptly contact the transfer agent for HarborOne Bancorp, Inc. common stock, Continental Stock Transfer & Trust Company, to arrange for the replacement of the lost or destroyed certificate(s) with new certificates to be delivered to the Exchange Agent with this Election Form and Letter of Transmittal, properly completed and duly executed, prior to the Election Deadline.

8. TERMINATION OF MERGER: In the event of termination of the Merger Agreement, the Exchange Agent will promptly return certificates representing shares HarborOne Bancorp, Inc. common stock after being notified of such termination by Eastern Bankshares, Inc. or HarborOne Bancorp, Inc. In such event, shares of HarborOne Bancorp, Inc. common stock held through nominees are expected to be available for sale or transfer promptly following the termination of the Merger Agreement. Certificates representing shares of HarborOne Bancorp, Inc. common stock held directly by HarborOne Bancorp, Inc. shareholders will be returned by registered mail.

9. METHOD OF DELIVERY: Your HarborOne Bancorp, Inc. stock certificate(s) and this Stock/Cash Election Form and Letter of Transmittal must be delivered to the Exchange Agent. Do not send them to Eastern Bankshares, Inc. or HarborOne Bancorp, Inc. The method of delivery of certificates and other documents to be delivered to the Exchange Agent at the address set forth on the front of this Stock/Cash Election Form and Letter of Transmittal is at the option and risk of the surrendering shareholder. Delivery will be deemed effected, and risk of loss and title to certificates shall pass, only upon proper delivery of such certificates to the Exchange Agent. If the certificate(s) are sent by mail, registered mail with return receipt requested and properly insured is suggested. A return envelope is enclosed.

10. EVIDENCE OF SHARES/CHECK ISSUED IN THE SAME NAME: If the shares in book entry form representing HarborOne Bancorp, Inc. common stock are to be evidenced and/or the check is to be issued in the same name as the surrendered certificate is registered, this Stock/Cash Election Form and Letter of Transmittal should be completed and signed exactly as the surrendered certificate is registered. Signature guarantees are not required if the certificate(s) surrendered herewith are submitted by the registered owner of such shares who has not completed the section entitled “Special Issuance/Payment Instructions” or are for the account of an Eligible Institution, as defined below. If any of the shares surrendered hereby are owned by two or more joint owners, all such owners must sign this Stock/Cash Election Form and Letter of Transmittal exactly as written on the face of the certificate(s). If any shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Stock/Cash Election Forms and Letters of Transmittal as there are different registrations. Stock/Cash Election Forms and Letters of Transmittal executed by trustees, executors, administrators, guardians, officers of corporations, or others acting in a fiduciary capacity who are not identified as such in the registration must be accompanied by proper evidence of the signer’s authority to act.

11. EVIDENCE OF SHARES/CHECK ISSUED IN DIFFERENT NAME: If the section entitled “Special Issuance/Payment Instructions” is completed, then signatures on this Stock/Cash Election Form and Letter of Transmittal must be guaranteed by a firm that is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents’ Medallion Program (each an “Eligible Institution”).

12. SPECIAL ISSUANCE/PAYMENT AND DELIVERY INSTRUCTIONS: Indicate the name and address in which the shares in book entry form representing Eastern Bankshares, Inc. common stock are to be evidenced and/or check is to be sent if different from the name and/or address of the person(s) signing this Stock/Cash Election Form and Letter of Transmittal. The shareholder is required to give the social security number or employer identification number of the record owner of the shares. If Special Issuance/Payment Instructions have been completed, the shareholder named therein will be considered the record owner for this purpose.

13. STOCK TRANSFER TAXES: If any shares of Eastern Bankshares, Inc. common stock are to be evidenced in book entry form or any payment of the cash consideration or cash in lieu of fractional shares is to be made in a name other than that of the registered holder(s) of the surrendered HarborOne Bancorp, Inc. certificate(s), it shall be a condition of such issuance and/or payment that the person requesting such exchange either (i) pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance or payment to a person other than the registered holder(s), or (ii) establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

14. CONSTRUCTION: All questions with respect to this Stock/Cash Election Form and Letter of Transmittal raised by holders of HarborOne Bancorp, Inc. common stock (including, without limitation, questions relating to the time limits or effectiveness of revocation of any election and questions relating to computations as to allocations) will be determined by Eastern Bankshares, Inc. and/or the Exchange Agent,

whose determination shall be conclusive and binding. Eastern Bankshares, Inc. shall have the right to reject any and all Stock/Cash Election Forms and Letters of Transmittal not in the proper form or to waive any irregularities in any such form, although it does not represent that it will do so. Eastern Bankshares, Inc. and/or the Exchange Agent may, but are not required to, take reasonable action to inform holders of HarborOne Bancorp, Inc. common stock of any defects and may take reasonable action to assist such holders to correct any such defects; however, neither Eastern Bankshares, Inc. nor the Exchange Agent is under any obligation to notify a holder of shares of HarborOne Bancorp, Inc. common stock of any defect in a Stock/Cash Election Form and Letter of Transmittal.

15. QUESTIONS: If you have any questions or would like to receive additional or multiple copies of this Stock/Cash Election Form and Letter of Transmittal, please contact the Information Agent appointed by Eastern, Innisfree M&A Incorporated, via telephone at (877) 800-5182.

No Offer or Solicitation

This communication is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed merger transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Eastern, HarborOne or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger transaction, Eastern filed a registration statement on Form S-4 with the SEC that includes a proxy statement of HarborOne, which has been distributed to the shareholders of HarborOne in connection with their votes on the merger of HarborOne with and into Eastern. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain these documents, and any other documents Eastern and HarborOne have filed with the SEC, free of charge at the SEC’s website, www.sec.gov, or by accessing Eastern’s website at https://investor.easternbank.com under the tab “Financials” and then under the heading “SEC Filings”, or by accessing HarborOne’s website at https://www.HarborOne.com/ under the tab “Investor Relations” and then under the heading “SEC Filings.” In addition, documents filed with the SEC by Eastern or HarborOne will be available free of charge by requesting them in writing or by telephone from the appropriate company at the following address and phone number:

Eastern Bankshares, Inc. Investor Relations	HarborOne Bancorp, Inc. Investor Relations
Email: a.hersom@easternbank.com	Email: SFinocchio@HarborOne.com
Telephone: (860) 707-4432	Telephone: (508) 895-1180